Exhibit 99.2

PROXY

TOP IMAGE SYSTEMS LIMITED

For the Annual General Meeting of Shareholders to be held
 on December 22, 2011

The undersigned shareholder of Top Image Systems Limited (the "Company") hereby appoints Mr. Itzhak Nakar – and, if he shall be unable to attend to the Meeting, DR. Ido Schechter - with full power of substitution, as the true and lawful attorney, agent and proxy of the undersigned, to vote, as indicated on the reverse side, all of the Ordinary Shares of the Company which the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Company to be held at the corporate offices of Top Image Systems at 1 B.S.R. Tower, 2 Ben Gurion St., Ramat Gan, Israel on December 22, at 10:00 a.m. (local time), and all adjournments and postponements thereof.

Under the Israel Companies Law of 1999 you are required to indicate whether or not you are a controlling shareholder or if you have any Personal Interest in connection with the approval of the resolution set forth in Section 2 and 5.

"Control" in the Israel Companies Law of 1999  (the “Companies Law”) means: "the ability to direct the activity of a corporation, excluding an ability deriving merely from holding an office of director or another office in the corporation, and a person shall be presumed to control a corporation if he holds half or more of the means of control of the corporation". "Means of control" of a corporation means any of the following: (i) the right to vote at a general meeting of  a company or a corresponding body of another corporation; or (ii) the right to appoint directors of the corporation or its general manager." “Controlling Shareholder” is defined in the Companies Law as: “a shareholder who has Control in the company, including a shareholder who holds twenty five percent (25%) or more of the voting rights in the company’s general meeting if there is no other person who holds more than fifty percent (50%) of such voting rights; For the purpose of the holding of voting rights, two or more persons, each with a personal interest in the approval of the transaction brought to the approval of the company, will be considered as holding together.” “Personal Interest” is defined in the Companies Law as: “personal interest of a person in an action or transaction of a company, including personal interest of such person’s relative or of another corporation in which such person or his relative has an interest, and excludin any personal interest arising solely holding shares in the company, and including personal interest of a person voting according to a proxy given to him from another person even if the other person does not have a personal interest. A vote by proxy on behalf of a person who has a peraonal interest will be deemed as the vote of the person with the personal interest whether the person voting has the sole discration on how to vote or not.”

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

X	Please mark your votes as in this example

		FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
1.	PROPOSAL NO. 1: Election of directors				5.	PROPOSAL NO. 5: To authorize the exercise of some of the powers of the Company’s chief executive officer’s by the active chairman of the Company’s board of directors.	☐	☐	☐
	Izhak Nakar	☐	☐	☐

	Elie Housman	☐	☐	☐
In connection with this proposal, please state whether or not you are a controlling shareholder. If you fail to indicate whether or not you are a controlling shareholder, your shares will not be voted and your vote will not be counted for the resolution.
☐ yes
	Ido Schechter	☐	☐	☐			☐ no
	Lyron Bentovim	☐	☐	☐
					6.	PROPOSAL NO. 6: To approve the terms of compensation of Mr. Izhak Nakar, the Active Chairman for 2011 and the payment of cash bonus for 2010 and 2011.	☐	☐	☐
2.	PROPOSAL NO. 2: Election of external director.
					7.	PROPOSAL NO. 7: To adopt the amended and restated articles of association of the Company.	☐	☐	☐
	Osnat Segev Harel	☐	☐	☐

	In connection with this proposal, please state whether or not you are a controlling shareholder. If you fail to indicate whether or not you are a controlling shareholder, your shares will not be voted and your vote will not be counted for the resolution.	☐ yes ☐ no			8.
PROPOSAL NO. 8: To approve the amendment to the Company’s form indemnification letter given to the directors and officers and the entry into new indemnification agreements with the directors and officers based on the terms set forth in such form indemnification letter as amended.
							☐	☐	☐

3.	PROPOSAL NO. 3: To approve the terms of compensation for the Company's directors for 2012.	☐	☐	☐	9.	PROPOSAL NO. 9: To approve the extension of the duration of Company’s 2003 Israeli Share Option Plan.	☐	☐	☐

4.	PROPOSAL NO. 4: To approve the terms of compensation of the Company's Chief Executive Officer for 2012 and the payment if cash bonus for 2010 and 2011.	☐	☐	☐	10.
PROPOSAL NO. 10.  To extend the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global as the independent public accountants of the Company until the next annual general meeting of the Company, and to authorize the Board of Directors to determine the remuneration of such auditors in accordance with the volume and nature of their services, subject to the approval of the audit committee of the Company.
							☐	☐	☐

This proxy when properly executed will be voted in the manner directed herein.  If no direction is made, this Proxy will be voted FOR all of the above proposals. The undersigned hereby acknowledges receipt of the Notice of the Annual General Meeting of Shareholders and the Proxy Statement accompanying such Notice. This proxy revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares. The undersigned hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

		,	2011
NAME OF SHAREHOLDER IN BLOCK LETTERS	(SIGNATURE OF SHAREHOLDER)	DATE

Note:	If the signer is an officer of a corporation, an executor, an administrator, a trustee or similar representative, the full title or capacity should be stated. Joint owners should each sign.